AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80230
February 16, 2007

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 450 Fifth Street, NW Washington, D.C. 20549
Attn:	Linda van Doorn Joseph Ucuzoglu Karen Garnett

Re:	AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2005
Ladies & Gentlemen:
     As requested, we have calculated a range of valuations for the Class V through Class IX HPU programs using a valuation methodology with assumptions described by the Staff that is referenced to the value of the common stock of Apartment Investment and Management Company (“Aimco”) at the end of the measurement period (the “Alternative Methodology”) in addition to the valuation methodology used by Lehman Brothers (the “Lehman Methodology”).
     On Attachment A hereto is a table that sets forth for the Class V through Class IX HPU programs, the measurement period, the assumed stock price, the value as used, the valuation ranges using the Lehman Methodology and three valuation estimates using the Alternative Methodology based on the assumptions noted.
     We have evaluated the materiality of the expense that would have been recorded in our historical financial statements if we had determined the value of our Class V through Class IX HPUs using the Alternative Methodology range with the assumptions prescribed by the Staff (the column labeled “Alternative Methodology-C” on the Attachment A). Had the values from Alternative Methodology-C been used, the resulting impact on AIMCO Properties, L.P.’s earnings would range between 0.09% and 0.94% of annual net income during the years 2002 through 2006. The cumulative impact is approximately $2.9 million at December 31, 2006. Additionally, in 2007 and 2008 we will record amortization charges of approximately $700,000 and $400,000, respectively. We hereby represent that the difference between the application of the Alternative Methodology-C and the value as used by AIMCO Properties, L.P. based on the Lehman Methodology presented on Attachment A, is not material to the consolidated financial statements of AIMCO Properties L.P or any line item in its financial statements during the years 2002 through 2006. This difference would not have masked a change in earnings or other trends, would not have caused us to miss Street expectations, would not have changed Aimco’s earnings from income to a loss in any period and did not involve concealment of an unlawful transaction. We believed and continue to believe that our valuation of the HPUs and related

United States Securities and Exchange Commission
February 16, 2007

accounting treatment are and were reasonable and in conformity with generally accepted accounting principles.
     As requested by the Staff, we have agreed to record the cumulative impact of this immaterial difference in our financial statements to be presented in our annual report on Form 10-K for the year ended December 31, 2006. In addition to recording the cumulative impact, we will provide the following disclosure:
In determining the value of our historical High Performance Units, we used a discounted cash flow valuation methodology supported by a nationally recognized independent valuation expert. If we had determined the value of the High Performance Units using an alternative methodology that referenced the common stock of Aimco, such approach would have resulted in a higher valuation of our historical High Performance Units. We are recording a cumulative adjustment of $2.9 million in the period ended December 31, 2006 to reflect the difference between these two methodologies.
     As we discussed, unlike with the Class V-IX HPU programs, the valuation models for the Class I-IV HPU programs are not available. As a result, we are not able to provide comparable information for these earlier programs. We believe that the valuation methodology for these earlier programs was comparable with the methodology used for the Class V-IX programs. Based on this assumption, we, along with our auditor, Ernst & Young LLP, have determined that had the Alternative Methodology been applied to these programs the resulting impact would not be material to the consolidated financial statements of AIMCO Properties L.P or any line item in its financial statements during the years 1998 through 2006.
     If you have further questions regarding the information provided, please contact me or Amy Bowerman Freed at (212) 918-8270.

Sincerely,
/s/ Thomas M. Herzog

Thomas M. Herzog Executive Vice President and Chief Financial Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Amy Bowerman Freed
Miles Cortez

ATTACHMENT A

		Assumed
		Stock	Value As	Lehman Methodology	Alternative	Alternative	Alternative
	Measurement Period	Price	Used	Range	Methodology-A1	Methodology-B2	Methodology-C3
HPU V	1/1/2002-12/31/2004	$45.19	$1,066,000	$625,000 to $1,425,000	$1,462,000	$1,929,000	$1,695,550
HPU VI	1/1/2003-12/31/2005	$37.00	$985,000	$620,000 to $1,490,000	$1,290,000	$1,702,000	$1,496,000
HPU VII	1/1/2004-12/31/2006	$34.50	$915,000	$580,000 to $1,380,000	$1,610,000	$2,124,000	$1,867,000
HPU VIII	1/1/2005-12/31/2007	$37.49	$780,000	$470,000 to $1,120,000	$1,528,000	$2,016,000	$1,772,000
HPU IX	1/1/2006-12/31/2008	$38.54	$875,000	$550,000 to $1,320,000	$1,761,000	$2,323,000	$2,042,000

[1]	These data points from the Alternative Methodology range assume a discount rate of 36% for the three-year measurement period and a liquidity discount of 25% on any HPUs received at the conclusion of the measurement period.

[2]	These data points from the Alternative Methodology range assumes a discount rate of 24% for the three-year measurement period and a liquidity discount of 25% on any HPUs received at the conclusion of the measurement period.

[3]	These data points from the Alternative Methodology reflect the average of the values shown in the columns labeled Alternative Methodology-A and Alternative Methodology-B.